Exhibit 99.1

Kamada Announces a $25 Million 3-Year Contract for Supply of KAMRAB® and VARIZIG® in Latin America

REHOVOT, Israel, and HOBOKEN, NJ – January 22, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that it was awarded a contract with an international organization for the supply of KAMRAB® and VARIZIG® in Latin America for 2025-2027. Total expected revenue under the three-year contract for both products is estimated to be approximately $25 million. The expected portion for the calendar year 2025 is incorporated into the Company’s recently announced 2025 revenue guidance.

“We are extremely pleased with this significant three-year supply agreement, which we believe validates the global strength of our leading specialty immunoglobulin portfolio and supports our expected multi-year growth outlook,” said Amir London, Kamada’s Chief Executive Officer. “Winning this tender is indicative of the substantial commercial potential of our broad product portfolio in the international markets, beyond the U.S. and Canada, and we intend to continue pursuing additional commercial contracts in key strategic territories."

KAMRAB and VARIZIG are two proprietary products in the Company’s leading specialty immune globulin portfolio. KAMRAB is indicated for passive, transient post-exposure prevention of rabies infection when given immediately to individuals in cases of contact with rabid or possibly rabid animals. VARIZIG is a Varicella Zoster Immune Globulin (Human) indicated for post-exposure prophylaxis in high-risk individuals.

About KAMRAB®

KAMRAB is a human rabies immune globulin (HRIG) indicated for passive, transient post-exposure prophylaxis (PEP) of rabies infection to persons of all ages when given immediately after contact with a rabid or possibly rabid animal. KAMRAB should be administered concurrently with a full course of rabies vaccine.

Important Safety Information about KAMRAB

Severe hypersensitivity reactions, including anaphylaxis, may occur with KAMRAB. IgA deficient patients with antibodies against IgA are at greater risk. Have epinephrine available immediately to treat any acute severe hypersensitivity reactions. KAMRAB administration may interfere with the development of an immune response to live attenuated virus vaccines. If feasible, delay immunization with the measles vaccine for 4 months, and other live attenuated virus vaccines for three months, after KAMRAB administration. A transient rise of the various passively transferred antibodies in the patient’s blood may result in misleading positive results of serologic tests after KAMRAB administration. Passive transmission of antibodies to erythrocyte antigens, e.g., A, B, and D, may interfere with serologic tests for red cell antibodies such as the antiglobulin test (Coombs’ test). KAMRAB is made from human plasma donors and may carry a risk of transmitting infectious agents, e.g., viruses, the variant Creutzfeld-Jacob disease (vCJD) agent and, theoretically, the Creutzfeldt-Jakob disease (CJD) agent.

About VARIZG®

VARIZIG [Varicella Zoster Immune Globulin (Human)] is a product that contains antibodies specific for the Varicella zoster virus, and it is indicated for post-exposure prophylaxis of varicella (chickenpox) in high-risk patient groups, including immunocompromised children, newborns, and pregnant women. VARIZIG is intended to reduce the severity of chickenpox infections in these patients. The U.S. Centers for Disease Control (CDC) recommends VARIZIG for post-exposure prophylaxis of varicella for persons at high-risk for severe disease who lack evidence of immunity to varicella. The product is the sole FDA-approved IgG product for this indication.

Important Safety Information about VARIZIG

VARIZIG contains trace amounts of IgA. Individuals known to have anaphylactic or severe systemic (hypersensitivity) reactions to human immune globulin preparations should not receive VARIZIG. IgA-deficient patients with antibodies against IgA and a history of hypersensitivity may have an anaphylactoid reaction. Thrombotic events may occur during or following treatment with immune globulin products. Administer VARIZIG intramuscularly only. In patients who have severe thrombocytopenia or any coagulation disorder that would contraindicate intramuscular injections, only administer VARIZIG if the expected benefits outweigh the potential risks. Severe hypersensitivity reactions may occur following VARIZIG administration. In case of hypersensitivity, discontinue the administration of VARIZIG immediately and provide appropriate treatment. Because VARIZIG is made from human plasma, it may carry a risk of transmitting infectious agents, e.g., viruses, the variant Creutzfeldt-Jakob disease agent, and, theoretically, the Creutzfeldt-Jakob disease agent. The most serious adverse drug reactions observed in clinical trials for all subjects and patients include pyrexia, nausea, and vomiting. The most common adverse drug reactions observed in clinical trials for all subjects and patients were injection site pain, headache, chills, fatigue, rash, and nausea.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases with limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA-approved plasma-derived biopharmaceutical products: KEDRAB®, CYTOGAM®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia, and other countries in Latin America, Europe, the Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years, the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA-licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of Anti-Rabies and Anti-D hyper-immune plasma used in the manufacturing of the Company’s relevant products and recently opened a new plasma collection center in Houston, Texas, in which it collects normal source plasma and intends to also collect specialty plasma. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including (among others) statements regarding: 1) expectation to supply KAMRAB and VARIZIG in Latin America during 2025 through 2027, 2) the total expected revenue under the three-year contract for both products of approximately $25 million, 3) the substantial commercial potential for the Company's broad product portfolio in the international markets, beyond the U.S. and Canada, and 4) the Company's intention to continue pursuing additional commercial contracts in key strategic territories. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customers, suppliers and service providers, Kamada’s ability to leverage new business opportunities and integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com